ITEM 77M.  MERGERS

On November 14, 2014 ("Closing Date"), Pioneer Ibbotson Aggressive Allocation Fund ("Aggressive Fund") was reorganized into Pioneer Ibbotson Growth Allocation Fund, which was subsequently renamed Pioneer Solutions Growth Fund (“Growth Fund”). The purpose of this transaction was to combine two funds managed by Pioneer Investment Management, Inc. (“PIM”) with similar investment objectives and strategies.

This tax-free reorganization was accomplished by exchanging the assets and liabilities of the Aggressive Fund for shares of the Growth Fund. Shareowners holding Class A, Class C and Class Y shares of the Aggressive Fund received Class A, Class C and Class Y shares of the Growth Fund, respectively, in the reorganization. The investment portfolio of the Aggressive Fund, with an aggregate value of $128,596,529 and an identified cost of $88,931,762 at November 14, 2014, was the principal asset acquired by the Growth Fund.

For financial reporting purposes, assets received and shares issued by the Growth Fund were recorded at net asset value, however, the cost basis of the investments received from the Aggressive Fund was carried forward to align ongoing reporting of the Growth Fund's realized and unrealized gains and losses with amounts distributable to shareowners for tax reporting purposes.